Trust for Credit Unions N-SAR Checklist
SUB-ITEM 77C
  A special meeting of shareholders of the Trust for Credit Union's (the "Trust's") Ultra-Short Duration Government Portfolio and Short Duration Portfolio (together the "Portfolios") was held on January 9, 2015 at the offices of the Trust's administrator, Callahan Credit Union Financial Services Limited Liability Limited Partnership, 1001 Connecticut Avenue NW, Suite 1000, Washington, D.C. 10036, at 11:00 a.m. Eastern Time. The following proposal was submitted for a vote of the shareholders of the Trust:

1. The election of James F. Regan, Julie A. Renderos and
Michael D. Steinberger of the Trust to serve until successors are chosen and qualified.

  With respect to Proposal 1, the following votes were recorded

Trust for Credit Unions

For                         80,696,142.502


Against                     0



Abstain                     0